Filed by Iberdrola USA, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: UIL Holdings Corporation

(Commission File No. 001-15052)

Transcript of Iberdrola, S.A. Conference Call with Industry Analysts on February 26, 2015:

• Ignacio Sánchez Galán

Good morning everyone. We are here today to present a merger between Iberdrola USA and UIL, a transaction agreed, as always, in a friendly basis by the two companies to produce a combined entity which will become one of the largest utilities in the United States at market capitalization, and the second wind operator in the country. As we explained last week during our 2014 results presentation, Iberdrola is performing above our outlook from 2014 to 2016. We are delivering results higher than expected both in EBITDA and income level, and we have further increased our financial strengths reducing net debt and improving our financial ratios, which are now close to the target figure by 2016.

And that has been possible thanks to our sound business model, who has been able to deliver operational growth even under unfavourable conditions, as I mentioned the other day. A model based in our international diversification with increasing percent in countries with adequate regulatory legal framework like the United States. A balanced profile which focus in regulated activities, assets of high quality improvements to portfolio management, increased financial strengths and clear final goals. Iberdrola’s commitment with its shareholders to provide sustainable remuneration of 0.27 Euro per share. Based on that we have been persuaded to grow in the United States, this is not new, because we have already said it to all of you, looking for opportunities that could meet all our requirements to grow in the regulated business in close geographical proximity with positive impact on results not affecting our financial structure, not requiring capital increases, and not distorting our dividend policy.

While looking for targets, we found difficulties, like the high multiples that we are being paid for utilities in the United States and in the recent months, the exchange rate evolution. But finally we have been able to agree a corporate transaction that we are presenting today, which is the combination of two geographically and culturally complementary businesses. We think that the Iberdrola model fulfils all our requirements and is consistent with our past, present and future approach.

It will improve the Group geographical diversification, increasing significantly our presence in the United States. It will also strengthen our regulated business profile in line with the basic principles of our model, adding low risk and a predictable cash flow. At the same time, following our conservative financial policy, the Group will preserve its strength after the transaction. According to this terms, Iberdrola will not increase capital and will not change its financial structure. Finally the transaction will generate budget for the Group being accredited to Iberdrola net income from the first year post closing.

What I just explained enhances the contribution from regulated businesses to Iberdrola. After closing the transaction, 55% of the EBITDA will come from networks, and 18% from renewable. Additionally it increases our exposure to a country with an extraordinary economical output, the United States and to the US Dollar, which will have a contribution to the EBITDA of 26%. After the terms agreed, Iberdrola will hold 81.5% of the combined company while UIL shareholders will receive 18.5% plus a cash consideration of around 600 million Dollars, allowing Iberdrola to maintain its financial target. The merged company will be listed at the New York Stock Exchange allowing the crystallization of Iberdrola year sales.

Its dividend policy will be consistent with current Iberdrola’s: 67% to 75% payout ratio. In conclusion, this transaction follows the criteria mentioned in the last results presentation, allowing us to grow paying with the same currency or, if you allow me the expression, a changing “apples for apples”.

It also means another step forward for Iberdrola reflecting the Group’s capacity to achieve a level of achieving our objectives in a successful story of commitment with value creation and delivery. So, but that is not the only news of today. Today we have, as well, not only this corporate news of growth, but also an organic growth. At the UK, the government has just released the results of the first quarter for different auctions and the Scottish project of East Anglia has been awarded with 714 MW that will start construction once we finish Wikinger in Germany by 2017 to be completed by 2020.

Now, Pedro Azagra will present the operation of this merger with more detail. Thank you.

• Pedro Azagra

Thank you, chairman. By merging Iberdrola USA and UIL we will be running seven utilities in the US, the right pace will be above 80 billion Dollars with a customer based on an excess of 3 million points of supply, we will be almost arriving to 40,000 TWh of distributed energy and almost 7,000 MW of installed capacity. We remain the second largest wind company in the US, and the pro forma company will have an EBITDA of approximately 2 billion Dollars and an income of 570 million Dollars. Basically we will be creating one of the largest utilities in the US. The combined entity with a very well position in the region where we are doing right now the utility operations expanding into Connecticut and benefiting from the different transmission projects that we are working on in the region.

In page 12 we are going to review the structure of the transaction. Basically we are talking about a merger. This is not an acquisition with a 100% cash payment right now. This is a merger between Iberdrola USA, which will create a subsidiary that will merge with UIL. And the shareholders of UIL will receive both a cash payment, as the chairman mentioned, of almost 600 million Dollars and 18.5% shares of Iberdrola USA. The transaction has been unanimously approved by UIL’s board of directors and the current CEO of UIL will remain as the CEO of the resulting company. The board will be composed of 12 members, three of them coming from the UIL existing board members.

In page 13 we review what we believe are the strategic advantages of the transaction. First, in the line of the strategic plan that we always have put on the table as Iberdrola Group, we continue to expand on the regulated activities. Second, this is a very complementary piece of business from the geographical point of view, it is very well explained, it is in the same region we are expanding New England, so from a utility point of view, it is the right treat on a geographical basis. We continued to increase our exposure to the US and the US Dollar. This allows us to continue putting more triple A, B, and C, into the Group and therefore we continue to diversify geographically from a currency point of view. Finally the company will remain listed in the US, in the New York Stock Exchange, this basically allows us to highlight the embedded value of our assets in the US without the need of selling any assets. Create a new currency that allows us also to further grow in the US, and therefore the company will be able to be compared with its US peers, which at the present, we are not able to do. From an organic point of view, this company is going to be very well positioned and benefit mainly from those very interested and attractive transmission projects because of the network issues that we have in the north east of the US.

In page 14, although the contribution on a pro-forma basis on EBITDA and net income in the 2014 years, as you see, is 22% - 78%. I think we have been able to negotiate very well for our investors this transaction, and we have been able to reach an 81,5% - 18,5%, therefore, benefitting partially from extra EBITDA and earnings contribution to Iberdrola.

And in addition we are paying a cash payment which allows us to compensate and also to take control of the company. The premium is on the line of what other premiums have been paid, which is around 9.8 or 9.5 versus the 30 average day of the share price of UIL, and this is consistent with other deals in the US. Again, this is a friendly deal, we are not paying for the full value right now, we are just merging the businesses.

In page 16 we maintain the strength of our financial ratios, as you can see both FFO into net debt and net debt into EBITDA basically almost do not change. So therefore we are very comfortable, we keep one of our policies, which is after we do any corporate transaction that financial ratios remain as strong as they were before. Financial impact, the transaction will be critic from an EPS and cash flow per share point of view since year one after the transaction closes, and we maintain the financial strength, so we comply with the criteria that we always impose to our strategic options.

In page 19, our regulatory approvals, we have gone to this processes probably 17 times in the last five or six years, so different both acquisitions and sales, so we are very comfortable on the regulatory process from a state approvals point of view, we will be only need both Massachusetts and Connecticut. We expect between six and eight months, we have also the approvals from the federal point of view, so therefore we feel very comfortable that overall, between five and eight months the deal will be closed.

And I think this is a summary of the deal, and I pass the turn to allow any Q&A that any person in the call could have.

• Operator

Good morning, ladies and gentlemen. The Q&A session starts now.

If you wish to ask a question, please press 01 on your telephone key pad. There will be a short silence. All questions are being registered. Thank you.

Our first question comes from line of Alberto Gandolfi from UBS. Please, go ahead.

• Alberto Gandolfi

Good morning, everyone. And thank you for taking the time to explain the transaction. A few questions on my side. I think in an implicit way you already replied, but can you please confirm that your dividend policy is unchanged and that effectively your dividend will remain cash? You will continue to buy back shares and your share count will stay at 6,240 million. And secondly, can you please talk about the return structure of UIL. When is the next regulatory review, what is the current return on equity? And can you give us your expectations going forward? I assume you cannot talk about accretion at this stage, so I will not say anything, but one question I have here. This is a very intelligent way to put together a transaction, I guess, without putting pressure on your balance sheet. Does it mean that this is the first one of a few more to come? Because I know that historically, perhaps you haven’t said it openly, but it was all over the press, and you hinted to it, I think that the idea originally was be willing to divest a portion of the Spanish distribution to fund gross in the US. Now, it looks like you don’t need to do that for this transaction. Can you keep this ammunitions for more deals like this to come? And, the very final one. I apologize to my colleagues here. I would say that if you look at consensus growth, EBITDA of UIL seems to be growing by about 10 % a year or at least a high single digit, could you please tell us which type of tight line of project you do see in the company? Thank you.

• Iberdrola speaker

Alberto, this is so precise that I will answer the more general questions and then Pedro Azagra will answer you the more specific questions on the transaction. The first thing that I have to say is that we confirm our dividend policy, we confirm that the top number of shares is going to be 6,240, as you very well said, this transaction has been structured in a way that we preserve our financial strength, so there is not a single comma of our financial policy in terms of dividend, in terms of number of shares, that this transaction changes. You can be very comfortable and you know, as we have commented, we were looking at ways to do this type of deal without having to affect the financial structure of the Group. Obviously, as you have said, with this deal we don’t need to sell a huge minority stakes but obviously, the chairman has also announced a very important organic investment for us, which is the offshore wind farming in the UK, so we are still open to see how we fund all this growth. We will analyze it and will give you the adequate information when we have it. And, as the chairman said, in principle, this too transactions complete or fulfil the expectations that we have had in our outlook 2014 - 2016. So right now in the Group we are very comfortable in the situation that we have right now. This obviously, as Pedro will explain, will allow for more growth and this two things fulfil our cost of capital requirements, and allows for further growth for the Group in the future. I repeat: without changing a single comma on our dividend policy and in our number of shares that we have outstanding and the policy that we have regarding the dividend or share buybacks. I will pass Pedro to answer you the questions about the transaction.

• Pedro Azagra

In relation with the ROEs and the regulatory procedures that you have asked, this company is right now earning in the distribution side, 9.15% in the transmission side 11.74% and in the cash businesses they are around 9.2% to 10.5%. From our rate cases point of view right now, the authorised and the actual ROEs, which you will find in page 24, basically those numbers are pretty much the same. That is very positive, there is not an under earning, therefore that may request for a rate case, that is why some of the rate cases they are still to be finalised, some of them they have just finalised, but there is no reason for a further or subsequent immediate rate case or an issue in terms of those investments that have been done that are not reflected in the rate case. Something which is very attractive from our utilities in Connecticut is what is called “The trackers”, basically all the development which is within what is called “The demand growth of existing pipelines and assets”, basically it has moved immediately and automatically into the right pace.

We estimate probably around 70% of the CAPEX that is still in the distribution network both of gas and electricity, basically to be considered tracker investments and therefore you don’t need a right case to put that into right pace. Specific projects that UIL has beyond the organic growth and the natural growth of this business is just because of demand growth, for example, they are participating in the New England gas pipeline, which is a very interesting project for that company and for this initiative. They also are going to be part of the transmission new development that we need, that will be both for Connecticut and Massachusetts and Maine, we also have in New York with those issues, but in relation to Connecticut, Massachusetts and Maine, transmission development that is needed and agreed by the governors, basically we are going to have two business in those states, a small presence in Massachusetts, therefore we have active businesses in three of the states where those agreements are needed in order to develop more. There are also part of some of the development in Connecticut, that is keen on doing on the renewable side and they are also participating in the acceleration transaction and electricity of station development. Finally just to give you a rough number, the combined entity has between 2015 and 2019 roughly around 6.9 billion Dollars of regulated CAPEX estimated to be invested. There is around 1.4 billion Dollars in average, and therefore, in a very nice CAPEX ahead of us from an organic point of view. In terms of growth I think it’s correct the 10% that you mentioned, I think we feel very comfortable that the combined entity should be having a growth on an early basis of no less than 7% or 7.5%.

• Alberto Gandolfi

Thank you.

• Operator

Our next question comes from Pablo Cuadrado from HSBC. Please, go ahead.

• Pablo Cuadrado

Thank you. Good morning everyone. Just three quick questions. The first one is if you can confirm in the deal and the merger between the two companies that if the renewable assets are going to be included or not. The second question I’m talking for sure in the renewable assets that Iberdrola Group has in the US. How are you planning to finance the deal? There is this merger and there is a small cash payment, the liquidity of the Group at the end of last year was very strong, so I guess it is going to be in cash. Thank you for confirming that. And the third one, more strategic is: you said in the past several times that you were not planning to make any kind of yieldco. But if we analyze this deal, the merger and later on, basically the quoting of the US business, it could be some kind of sort of yieldco. So, my question here is how do you see that? In the future do you make plans to put in that new listed company more new assets? If you can provide a little bit of detail. Thank you.

• Iberdrola speaker

Pablo, I will answer you the financing part and then Pedro will answer you the next, the other two ones. The 600 million, as you very well said, the Group has a good liquidity position. Don’t forget that this transaction will be closed or completed by the end of 2015, so there is a lot of time still during the year to see how we fund this, but you know, we were assuming in the ratio that we have presented that this was funded through that. But we don’t discuss depending on the conversations with rating agencies and how 2015 goes to do also, we could do it through a hybrid. So, in that sense, we are very comfortable with the financial strength of the Group and, as Pedro has mentioned, we are increasing our exposure to the regulated business. We are increasing our exposure to a triple A country and we are diversifying our profile. So, we will indeed discuss that, we will look at it and we will finally decide how it is the best way to fund this project, if it is either through that or through a hybrid.

• Pedro Azagra

Thank you. In relation with the two questions: the first one, yes, we are combining the full Iberdrola USA with UIL. That includes the gas storage, the wind assets and the utilities that we own in the US. In relation with the yieldco question, I think one of the interesting angles of this transaction is exactly what you are mentioning, but with one or two comment. I think we are benefitting from a similar valuation that other people have, without selling any assets. Once you have to sell assets, you start having this issue about the transfer of value from one company to another one, and which price we are going to be selling those assets to your subsidiary. Here there is no issue. We are not selling any assets, we are benefitting probably from a yield valuation in excess of 3%, you know, 3 point something percent, which is a very nice valuation for our businesses without selling anything. And also we have no commitments with a subsidiary in terms of potential conflict between the parent company value creation and the subsidiary value creation. So we believe that we get the benefits of that without selling anything and not having any commitments at all.

• Pablo Cuadrado

Thank you.

• Operator

Our next question comes from Javier Suárez from Mediobanca. Please, go ahead.

• Javier Suárez

Good morning, all, and thank you for taking my question. I have three. The first one is on the growth opportunity that the company has. You have mentioned that the CAPEX is criticisable for the new yieldco, but can you give us details on the main project that under being this significant CAPEX and the expected 10% net income growth of the company in the year to come? That is the first question. The second question is on the benefits of the integration between your assets in the States and UIL. Can you please give us an estimation of the rationale behind the integration, the synergies and the growth that should be coming from Iberdrola USA as a consequence of this merger? And the third question is on valuation. Can you give us an indication of the multiple that you have paid on the numbers of the company by 2015 in terms of EBITDA and premium among others?

Thank you.

• Iberdrola speaker

In terms of the growth, I think, as we have mentioned, you know the projects that we have as Iberdrola USA, the figure that I have given to you is in Dollars, not in Euros. When I refer to the 6.9 billion projects. Basically, when you split, we have a very nice organic growth in each of the utilities of the two that we have: the CMP and the two new near ones, but also the four utilities that they have. I gave you already four projects, that they have, and basically if you add all them together, it is probably around half a billion of additional projects that are right now on the table for the UIL point of view. So when you go into the numbers, this is just to repeat the projects, we have the interconnection, transmission, that is going to be done in the New England one, which is probably 100 million to 200 million for UIL. Then we have the New England gas pipeline, which is an additional 100 to 200, then we have the regulated renewable investment that Connecticut is interested in, which is probably around 50 million, and then we have an infrastructure investment of around 20 million and then electricity of the station replacement of additional 50 million. That is additional projects coming from UIL and existing projects that you may know from Iberdrola. From an integration point of view, and the benefits, I think, on the growth, that you have mentioned, yes, I think when you put the two companies together, we are talking probably of an excess of 7% growth at all levels, both EBITDA and earnings, and that just adding the business plans of the two companies. Without taking into account some of the additional projects that they put on the table. From a valuation point of view, two important messages;  the first one is that we are not paying for this company and buying it right now in cash 100%, so this is a relative valuation. We are valuing their company as we are valuing our company. The multiples implied right now the acquisition of 20 - 21 times earnings 2015 - 2016. Around 10.2 times EBITDA.

• Operator

Our next question comes from José Ruiz from Macquaire. Please, go ahead.

• José Ruiz

Yeah, good morning, and thanks for taking my questions. I just have two. The first one is, well in the past, particularly in energies you were reluctant to keep your gas distribution assets, and actually you sold them, I can see that gas distribution is quite a big chunk of UIL. What are you going to do with this assets? Secondly, just a clarification. Is UIL going to remain quoted? Or is it going to be called Iberdrola US? Thank you.

• Iberdrola speaker

In relation with the cash distribution angle that you mentioned, I think the shale gas has changed the dynamics of the US sector from the gas point of view. And therefore, the amount of opportunities that have driven now on a US basis from the gas shale development makes it very attractive. For example, all the developments that gas shale are doing in the US, like moving into potentially more gas distribution LDCs from our side, I think that allows us to become also a part of the nice cake which is shale gas development in the US. So that attracts us moving into more besides regulated, besides complementary from a geographical point of view, besides very nice regulatory frameworks, I think the potential business is related to those developments. I think we are going to capture a piece of that cake.

• Pablo Cuadrado

Iberdrola USA will remain quoted, you will have a quoted company, and the idea is to change the name. So, you will have information about that in the future. But to confirm that our intention is that this company stays quoted and that we will change the name.

• José Ruiz

Thank you very much.

• Operator

Our next question comes from line of Javier Garrido from JP Morgan. Please, go ahead.

• Javier Garrido

Good morning. My first question is, accept my apologies because I didn’t understand well what you mentioned about the 7% to 7.5% growth. Is that the net income growth that you are estimating for the combined Group? Could you clarify that? The second question is, well, I can understand you don’t want to go into detail into sceneries now, but should I assume that when you say that the transaction will be from year one, is that including synergies? Or is that even before including any potential synergy? And the third question is, on your sustainable merge, you will now have 81.5% of the new combined entity. Which is the level where you find comfortable? Do you feel comfortable with a holding of 51% plus, as long as you have control? Or would you want to retain a higher stake? What is your long-term view about that holding? Thank you.

• Iberdrola speaker

The growth, as you have mentioned, is for the combined entities, so that is correct. In terms of the synergies that you have mentioned, the EPS equation we have calculated that on a non-earning, on a non-synergy basis. So, we expect to have a 0.2% equation to Iberdrola EPS, without any synergies at all being considered. That is the reason why we were thought very countable about that number. [audio interrupted] Yes, 0.2% equation is to Iberdrola pairing company. Just to make it clear.

• Pedro Azagra

On the States we have been remained very comfortable on the 81.5% and in addition to that, we have a lock-up period of one year by the contract, that in additional six months consultancy. But in any case, as you know, we feel very comfortable with this and in addition to that, the idea of the Group is to maintain the stake, even if we won’t have a lock-up.

• Iberdrola speaker

Just to make it clear, we are talking about an excess of 7% growth, it is the combined entity between Iberdrola USA and UIL earnings growth expected until 2019, an excess of 7.5% and the impact from an equation point of view into Iberdrola parent company EPS, we thought any synergies is 0.2%.

• Javier Garrido

That is very clear, thank you.

• Operator

Ladies and gentlemen, please be reminded that to ask a question you must press 01 on your telephone key pad.

Our next question comes from the line of Virginia Sanz from Deutsche Bank. Please, go ahead.

• Virginia Sanz

Hello, I wanted to make a clarification on the dividend policy. When you say that you maintain your payout of 65% to 75%, does this only apply to Iberdrola parent company? It is not the dividend policy that you will be having for Iberdrola US? And then my second question is related to Iberdrola CAPEX to 2016. I just wanted to know, when you have given the additional CAPEX that will be coming from the US, I just wanted to know from what you just said, of the actual plan in the UK, if we are going to be seeing some additional CAPEX to be added in 2016 as well. Thank you very much.

• Iberdrola speaker

Thank you, Virginia, the dividend we will have a payout rates of 65% to 70% in the current company and the Iberdrola USA. In the merged company, so the merged company will have an identical dividend policy as the permanent company in terms of payout ratio. Ok? In addition to that, Iberdrola, as the chairman corporation has a floor of 27 cents per share. So that is clear to clarify that the dividend policy of both companies in terms of payout ratio will be the same. With a floor in the case of Iberdrola Spain of the 27 cents. And regarding the offshore plant, in principle the idea is that we will start building it in 2017. There will be some minor expenses, but very limited, as we have to do the preparation work for it. It shouldn’t affect the total CAPEX of the Group in a significant way. And then in 2017 onwards, we will have the big investments, as the chairman has said, so that this is getting operational at the end of 2019 early 2020. In October, we will give you a more detailed information of the plans that we have and on the CAPEX and the growth that all this will give to the Group. On the investor day. Ok?

• Operator

Our next question comes from Unai Franco from Merrill Lynch. Please, go ahead.

• Unai Franco

Yes, hello, good morning, thanks  for taking my question. Most of my questions have already been addressed, just a couple of clarifications. The net income pro-forma that you give 570 million for the combined US, that would be minorities, correct? And if I understood correct, after minorities the equation, then would be [audio interrupted]. And the last question: Could you please clarify the 6.9 billion of the CAPEX, for which period is that? And then, the 500 million that UIL contributes, is that a yearly figure or is this for the same period? Thank you.

• Iberdrola speaker

The net income pro-forma is just the addition of Iberdrola USA net income and the UIL net income. That is the pro-forma number that we have given to you. The CAPEX is for the period 2015 up to 2019, and those projects that we mentioned are within that period.

• Unai Franco

So, the 500 is on a yearly basis.

• Iberdrola speaker

Yes, it is one year.

• Unai Franco

Thank you.

• Operator

Our current last question comes from [incomprehensible]. Please, go ahead.

Hello. I have just two quick questions. The first one is on the CAPEX plan that you announced from February 18th in London. You mentioned 2.8 billion of which 24% is for the US. Is that still valid or is that going to change post the transaction? The second question was about the free flow in the long term. What strategy there would it be better? Or do you see the value of having it listed in the Exchange? Thank you

• Pedro Azagra

The strategy of the Group is to maintain this company is listed in the New York Stock Exchange, that is clear. And in terms of what you mentioned, obviously, we will have to add the new investments into the 24% in the US. The US will increase its shares of investments for the Group.

• Operator

There are no more questions.

• Pedro Azagra

Ok. Thank you very much everybody for attending. Thank you and good morning.

Additional Information and Where to Find It

Iberdrola USA, Inc. (“Iberdrola USA”) will file with the United States Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, in which a proxy statement will be included as a prospectus, and other documents in connection with the proposed merger. The UIL Holdings Corporation (“UIL”) proxy statement/prospectus will be sent to the stockholders of UIL. STOCKHOLDERS OF UIL ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND ANY OTHER FILINGS THAT MAY BE MADE WITH THE SEC IN CONNECTION WITH THE MERGER WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The registration statement and proxy statement/prospectus and other documents which will be filed by Iberdrola USA with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov, or from Iberdrola USA, Inc. at www.iberdrolausa.com. Such documents are not currently available. You may also read and copy any reports, statements and other information filed by Iberdrola USA and UIL with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room. Certain executive officers and directors of UIL have interests in the proposed transaction that may differ from interests of stockholders generally, including benefits conferred under retention, severance and change in control arrangements and continuation of director and officer insurance and indemnification. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.